Andrew R. Finkelstein
Tel. 407.317.8577
Fax 407.420.5909
finkelsteina@gtlaw.com

March 23, 2006

United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:   Barbara C. Jacobs, Mail Stop 4561

Re:   Sequiam Corporation

Amendment No. 1 to Registration Statement on Form SB-2 (File No. 333-130806)

Form 10-KSB for the f/y/e December 31, 2004

Form 10-QSB for the q/p/e March 31, 2005

Form 10-QSB for the q/p/e September 30, 2005

Form 8-K filed on December 2, 2005

Dear Ms. Jacobs:

This letter is in response to your comment letter to Mr. VandenBrekel dated March 8, 2006 (the “Comment Letter”) pertaining to the filings of Sequiam Corporation (the “Company”) listed above.

As you requested, the Company has incorporated the pertinent comments from the Comment Letter into its amended Registration Statement on Form SB-2/A (Amendment No. 2), as filed via EDGAR on March 23, 2006 (the “Registration Statement”) as well as its: (a) amended Annual Report on Form 10-KSB/A (Amendment No. 3) for the fiscal year ended December 31, 2004, as filed via EDGAR on March 23, 2006; (b) amended Quarterly Report on Form 10-QSB/A (Amendment No. 3) for the quarter ended September 30, 2005, as filed via EDGAR on March 23, 2006 and (c) amended Quarterly Report on Form 10-QSB/A (Amendment No. 2) for the quarter ended March 31, 2005, as filed via EDGAR on March 23, 2006.

Ms. Barbara C. Jacobs
March 23, 2006

Enclosed are two courtesy copies of: (a) Amendment No. 2 to the Registration Statement on Form SB-2/A; (b) Amendment No. 3 to the Annual Report for the year ended December 31, 2004 on Form 10-KSB/A; (c) Amendment No. 3 to the Quarterly Report for the quarter ended September 30, 2005 on Form 10-QSB/A and (d) Amendment No. 2 to the Quarterly Report for the quarter ended March 31, 2005 on Form 10-QSB/A, which we are submitting for your review. Additions to the Registration Statement have been underlined or noted with brackets, deletions are noted with a caret “^”. Marked revisions that do not have a cross-reference to the Comment Letter were made for purposes of clarifying and updating information previously presented.

This letter indicates how the Company has amended the above filings to respond to your comments, or why, with respect to certain comments, the Company believes that no changes to its disclosures are necessary. We believe the Company’s responses and additional disclosures, based on these communications, adequately address all of the Staff’s concerns raised in the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses, which where appropriate contain cross-references to specific discussions and/or pages in the amended filings referred to above.

Registration Statement on Form SB-2/A

General

1.
We note your revisions in response to our prior comment 1 of our letter dated January 25, 2006. With respect to the discussion of the acquisition of the securities held by Laurus Master Fund, Ltd. And the Trust, please include a materially completed description of the nature of the pre-existing relationships between the Trust, Laurus and Sequiam, and how the various agreements and arrangements between these entities impact the number of securities that you are registering for resale on its’ behalf. To the extent that you need to refer to key documents that govern the sale of these securities, please ensure that you provide a concise and understandable description of the significant terms of each document and how those terms relate to the number of securities being registered here. Describe the background of the various arrangements and agreements, including the delivery by the Trust of $1,000,000 to Laurus in full settlement of an outstanding secured convertible term note, the “original financing arrangement” with Laurus, and the “certain Assignment, Assumption and Release” dated May 18, 2005, and discuss how they affect this offering by selling securityholders.

Response:

As requested, the Company revised the section entitled “Principal And Selling Stockholders” in the Registration Statement to more fully describe the background of the issuance of the Company’s securities to Laurus and the Trust and to more fully describe the relationships between the Company, Laurus and the Trusts. The Company believes that the disclosure contained in the Registration Statement adequately sets forth the nature of the arrangements, agreements and relationships between the Company, Laurus and the Trust.

Signatures

2.
We reissue our prior comment 7 of our letter dated January 25, 2006. Please have Mr. Mroczkowski sign in the capacity required by Instruction 1 for signatures on Form SB-2, which requires a signature by the company’s principal financial officer and its controller or principal accounting officer. See also Section 6(a) of the Securities Act.

Ms. Barbara C. Jacobs
March 23, 2006

Response:

As requested, Doug Dillman has executed the Registration Statement in his capacity as Controller of the Company.

Form 10-QSB/A for the quarter ended September 30, 2005 filed on January 20, 2006
Form 10-QSB/A for the quarter ended March 31, 2005 filed on February 3, 2006
Form 10-KSB/A for the fiscal year ended December 31, 2004 filed on February 9, 2006
Form 10-QSB/A for the quarter ended September 30, 2005 filed on February 9, 2006

3.	Pursuant to Section 302 of the Sarbanes-Oxley Act, every amendment to a periodic report must include a certification. Please revise.

Response:

As requested, the Company amended each of the above filings to include currently dated certifications of its Chief Executive Officer and Chief Financial Officer as required by Section 302 of the Sarbanes Oxley Act.

We would appreciate the cooperation of the Staff in working with us to address any further comments that the Staff may have on the Company’s filings. We welcome the opportunity to speak with Staff members directly in an effort to expedite the review process.

If you should need any additional information, please call the undersigned directly at (407) 317-8577. Thank you for your attention to this matter.

Sincerely,

/s/ Andrew R. Finkelstein

Andrew R. Finkelstein

cc: Jay Ingram